November 27, 2019

Dan Sztybel
Chief Executive Officer
Save Foods, Inc.
Habarzel 7
Tel Aviv, Israel 6971011

       Re: Save Foods, Inc.
           Amendment No. 1 to Form 10
           Filed November 14, 2019
           File No. 000-56100

Dear Mr. Sztybel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment to Form 10 filed November 14, 2019

Our Business, page 6

1. We note your response to our prior comment 1 and reissue the comment in part. We note you indicate you have initiated the registration process for regulatory approvals in the
       United States. Please expand to further explain what actions you have taken in the registration process, including whether or not you have submitted anything to the regulatory agencies you reference.
Description of Registrant's Securities to be Registered, page 41

2. We note your response to our prior comment 9 and re-issue in part. We note your revised disclosure that indicates the choice of forum does not apply to suits brought to enforce a duty or liability created by the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, disclose that in this
 Dan Sztybel
Save Foods, Inc.
November 27, 2019
Page 2
         section, and please also ensure that the the exclusive forum provision in the governing document states this clearly or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or Exchange Act.
December 31, 2018 Financial Statements, page F-1

3. Please note that the par value of your shares should increase inversely in a reverse stock split so that the number of shares decreases by a multiple of 15, yet the par value increases by the same multiple so that the value of the stock remains unchanged. Please revise accordingly.
Notes to Consolidated Financial Statements
Note 18, page F-29

4. We note your response to our prior comment 7. We also note your disclosure that on May
         26, 2019 the Company amended and restated its Certificate of Incorporation to effect a 15 to 1 reverse split of the company's outstanding stock. Please file your amended and restated Certificate of Incorporation or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301
if you have questions regarding comments on the financial statements and related matters.
Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameDan Sztybel                                   Sincerely,
Comapany NameSave Foods, Inc.
                                                                Division of
Corporation Finance
November 27, 2019 Page 2                                        Office of Life
Sciences
FirstName LastName